Mail Stop 3720

April 25, 2007

Via U.S. Mail and Fax
Mark W. Smith
Senior Vice President and Chief Financial Officer
Spherion Corporation
2050 Spectrum Boulevard
Fort Lauderdale, Florida 33309

> **RE:** **Spherion Corporation**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed February 23, 2007**
> **File No. 001-11997**

Dear Mr. Smith,

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director